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                        UNITED STATES           --------------------------------
             SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                   WASHINGTON, D.C. 20549       --------------------------------
                                                OMB Number:    3235-0145
                                                Expires:      August 31, 1999
                                                Estimated average burden
                                                hours per response........14.90
                                                --------------------------------

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                               Digital River, Inc.
                    ------------------------------------------
                                (Name of Issuer)




                                  Common Stock
                    ------------------------------------------
                         (Title of Class of Securities)




                                   25388B 10 4
                    ------------------------------------------
                                 (CUSIP Number)





                                December 31, 1998
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / /  Rule 13d-1(b)

          / /  Rule 13d-1(c)

          /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 5 pages

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 ------------------------                                -----------------------
 CUSIP NO. 25388B 10 4                13G                PAGE 2 OF 5 PAGES
 ------------------------                                -----------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
       JOEL A. RONNING
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF            5     SOLE VOTING POWER

       SHARES                   321,841(1)
                          ------------------------------------------------------
    BENEFICIALLY          6     SHARED VOTING POWER

      OWNED BY                  3,000,000(2)
                          ------------------------------------------------------
        EACH              7     SOLE DISPOSITIVE POWER

     REPORTING                  321,841(1)
                          ------------------------------------------------------
       PERSON             8     SHARED DISPOSITIVE POWER

       WITH:                    0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,321,841
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       16.9
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

----------------------
(1) Includes 171,666 shares the reporting person has the right to acquire pursuant to options exercisable within 60 days of December 31, 1998.

(2) Includes 3,000,000 shares MacUSA, Inc., a wholly-owned subsidiary of Tech Squared, Inc., has the right to acquire pursuant to a stock option agreement entered into between the reporting person and MacUSA, Inc. The reporting person has agreed to vote such 3,000,000 shares at the discretion of MacUSA, Inc. The reporting person serves as Chairman of the Board of Directors of Tech Squared, Inc. and a director and Chief Executive Officer of MacUSA, Inc.


                               Page 2 of 5 pages
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                                  SCHEDULE 13G


ITEM 1.
             (a)      Name of Issuer

                      Digital River, Inc.

             (b)      Address of Issuer's Principal Executive Offices

                      9625 W. 76th Street
                      Suite 150
                      Eden Prairie, MN  55344
ITEM 2.
             (a)      Name of Person Filing

                      Joel A. Ronning

             (b)      Address of Principal Business Office or, if none,
                      Residence

                      Digital River, Inc.
                      9625 W. 76th Street
                      Suite 150
                      Eden Prairie, MN  55344

             (c)      Citizenship

                      United States

             (d)      Title of Class of Securities

                      Common Stock

             (e)      CUSIP Number

                      25388B 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable

ITEM 4.      OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)      Amount Beneficially Owned:

                      The reporting person beneficially owns an aggregate of 3,321,841 shares. Of such shares, MacUSA, Inc., a wholly-owned subsidiary of Tech Squared, Inc., has the right to acquire 3,000,000 shares pursuant to a stock option agreement entered into between the reporting person and MacUSA, Inc. The reporting person has agreed to vote such 3,000,000 shares at the discretion of MacUSA, Inc. The reporting person serves as Chairman of the Board of Directors of Tech Squared, Inc. and a director and Chief Executive Officer of MacUSA, Inc. Also, the reporting person has the right to acquire 171,666 shares pursuant to stock options exercisable within 60 days of December 31, 1998.

             (b)      Percent of Class:

                      16.9


                              Page 3 of 5 pages

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             (c)      Number of shares as to which such person has:

                      (i)      Sole power to vote or to direct the vote:

                               321,841(1)

                      (ii)     Shared power to vote or to direct the vote:

                               3,000,000(2)

                      (iii)    Sole power to dispose or to direct the
                               disposition of:

                               321,841(1)

                      (iv) Shared power to dispose or to direct the disposition of:

                               0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF A GROUP

             Not Applicable

ITEM 10.     CERTIFICATION

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------------
(1) Includes 171,666 shares the reporting person has the right to acquire pursuant to options exercisable within 60 days of December 31, 1998.

(2) Includes 3,000,000 shares MacUSA, Inc., a wholly-owned subsidiary of Tech Squared, Inc., has the right to acquire pursuant to a stock option agreement entered into between the reporting person and MacUSA, Inc. The reporting person has agreed to vote such 3,000,000 shares at the discretion of MacUSA, Inc.


                                 Page 4 of 5 pages

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                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 12, 1999
                                     --------------------------------------
                                                     Date

                                             /s/ Joel A. Ronning
                                     --------------------------------------
                                                  Signature

                                               Joel A. Ronning
                                     --------------------------------------
                                                  Name/Title


                               Page 5 of 5 pages